No Lapse Guarantee Rider	In this rider “we,” “our” and “us” mean MONY Life Insurance Company of America. “You” and “your” mean the owner of the policy.

Effective Date of this Rider. This rider is effective on the Register Date of the policy. This rider is made part of the policy and applies in lieu of any policy provisions to the contrary.

This Rider’s Benefit. The policy to which this rider is attached is guaranteed not to lapse during the No Lapse Guarantee Period shown on Page 3-Continued of the policy, provided this rider is in effect and that certain conditions, as described below, are met.

At the beginning of each policy month, we compare the Net Policy Account Value to the total monthly deductions described in the “Monthly Deductions” provision of the policy. If the Net Policy Account Value is sufficient to cover the total monthly deductions, the policy is not in default (even if this rider is terminated, or you do not pay premiums sufficient to maintain this rider’s guarantee, as described below).

However, if the Net Policy Account Value at the beginning of any policy month is not sufficient to cover the total monthly deductions, and this rider is in effect, we will perform the following calculations to determine whether the policy is in default:

1.	Determine the No Lapse Guarantee Premium Fund. The No Lapse Guarantee Premium Fund for any policy month is the accumulation of all the monthly No Lapse Guarantee Premiums for the base policy and guarantee premiums for any additional benefit riders shown in the “Table of Guarantee Premiums” on Page 3–Continued of the policy, accumulated at the No Lapse Guarantee Accumulation Rate shown on Page 3-Continued of the policy, from the Register Date of the policy up to that policy month when the Net Policy Account Value is not sufficient.

Certain policy changes after issue will change the No Lapse Guarantee Premiums. These changes include: (a) an increase or a reduction in your base policy face amount; (b) a partial withdrawal on an Option A policy that results in a base policy face amount reduction; (c) a reduction in the insured person’s rating class, including termination of a temporary or permanent flat extra; (d) a change to non-tobacco user status; and (e) the expiration, termination, or change in additional benefit riders with a guarantee premium. A change in the No Lapse Guarantee Premiums will not start a new No Lapse Guarantee Period.

2.	Determine the actual premium fund. The actual premium fund for any policy month is the accumulation of all the premiums received for the policy, accumulated at the No Lapse Guarantee Accumulation Rate shown on Page 3-Continued of the policy, minus all partial withdrawals, accumulated at the No Lapse Guarantee Accumulation Rate shown on Page 3-Continued of the policy, from the Register Date of the policy up to that policy month when the Net Policy Account Value is not sufficient.

3.	If the result in Step 2 is greater than or equal to the result in Step 1, and any outstanding policy loan and accrued loan interest does not exceed the Policy Account Value, the policy is guaranteed not to lapse. The policy is not in default and we will continue to take monthly deductions but never more than the amount in the Policy Account at that time. When this rider’s guarantee keeps the policy in force, the Policy Account will not be negative, although it may be equal to zero.

4.	If the result in Step 2 is less than the result in Step 1, or if the result in Step 2 is greater than or equal to the result in Step 1 but an outstanding policy loan and accrued loan interest exceeds the Policy Account Value, the policy is in default as of the first day of that policy month when the Net Policy Account Value is not sufficient. This is the date of default.

If default occurs during the No Lapse Guarantee Period, we will send you and any assignee on our records at the last known addresses written notice stating that a grace period of 61 days has begun starting with the date the notice is mailed. The notice will also state the amount of payment that is due. This payment will not be greater than the sum of (1) the premium amount, if any, necessary to pass the No Lapse Guarantee Premium Fund test, as described above, and (2) the loan repayment amount necessary to repay any outstanding policy loan and accrued loan interest.

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If we do not receive such amount at our Administrative Office before the end of the grace period, we will then (1) withdraw and retain any amount in your Policy Account; and (2) send a written notice to you and any assignee on our records at the last known addresses stating that the policy has ended without value.

Cost of This Rider. The charge for this rider, if any, is shown in the “Table of Maximum Monthly Deductions from Your Policy Account” in the “Policy Information” section of the policy.

When This Rider Will Terminate. This rider will terminate on the earliest of the following dates:

1)	on the date the policy ends without value at the end of a Grace Period, is given up for its Net Cash Surrender Value, or otherwise terminates;

2)	on expiration of the No Lapse Guarantee Period shown on Page 3-Continued of the policy;

3)	on the date that a new insured person is substituted for the original insured person under the terms of any Substitution of Insured Rider;

4)	the effective date of the election of any Paid Up No Lapse Guarantee; and

5)	the date the policy goes on any Loan Extension.

You may ask to terminate this rider at any time after policy issue by writing to us. The effective date of termination will be the start of the policy month that coincides with or next follows the date we receive your request.

Once this rider terminates for any reason, it may not be restored.

General. This rider is part of the policy. Its benefit is subject to all the terms of this rider and the policy. All provisions of the policy will continue to apply except as specifically modified by this rider.

MONY LIFE INSURANCE COMPANY OF AMERICA

Mark Pearson,	Karen Field Hazin, Vice President,
Chairman of the Board and Chief Executive Officer	Secretary and Associate General Counsel

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